21/05/2025, 16:01 Publication of Final Terms: Unilever Bonds - 09:22:34 21 May 2025 - ULVR News article | London Stock Exchange

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NS Publication of Final Terms

PUBLICATION OF FINAL TERMS: UNILEVER BONDS

UNILEVER PLC

Released 09:22:34 21 May 2025

RNS Number : 5821J
Unilever PLC
21 May 2025

PUBLICATION OF FINAL TERMS

London, 21 May 2025.

The following final terms (the "**Final Terms**") are available for viewing:

(i) the Final Terms dated 20 May 2025 for Unilever Capital Corporation[1] EUR 700,(
Notes due 22 May 2030 (the "**2030 Notes**"); and

(ii) the Final Terms dated 20 May 2025 for Unilever Capital Corporation EUR 800,(
Notes due 22 May 2035 (together with the 2030 Notes, the "**Notes**"),

each guaranteed by Unilever PLC[2] and Unilever United States, Inc.[3] a
$25,000,000,000 Debt Issuance Programme of Unilever Finance Netherlands I
Unilever Capital Corporation (the "**Programme**").

The Final Terms for the Notes contain the final terms of the relevant series of Notes. The F must be read in conjunction with the Information Memorandum prepared in connection wit
16 May 2025 (the "**Information Memorandum**"), which constitutes a base prospectu
Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European
2018.

To view the full documents, please paste the following URL into the address bar of your bro

http://www.rns-pdf.londonstockexchange.com/rns/5821J_1-2025-5-21.pdf

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http://www.rns-pdf.londonstockexchange.com/rns/5821J_2-2025-5-21.pdf

A copy of the Final Terms in respect of each series will be submitted to the National Stora be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Unilever PLC

Unilever House

100 Victoria Embankment

London EC4Y 0DY

T: +44 (0) 20 7822 5252

F: +44 (0) 20 7822 5464

This announcement does not constitute an offer to sell or a solicitation of an offer to buy herein, nor shall there be any sale of these securities in any state or other jurisdiction solicitation or sale would be unlawful prior to registration or qualification under the secu jurisdiction.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read togethe
Memorandum) may be addressed to and/or targeted at persons who are residents of partic in the Information Memorandum) only and is not intended for use and should not be reli outside these countries and/or to whom the offer contained in the Final Terms and the Infor not addressed. Prior to relying on the information contained in the Final Terms or the Inf you must ascertain from the Information Memorandum whether or not you are one of the the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Forward-looking statements

This announcement may contain forward-looking statements. Words such as 'expects'
'believes' or the negative of these terms and other similar expressions of future performa negatives are intended to identify such forward-looking statements. These forward-lookin upon current expectations and assumptions regarding anticipated developments and oth
Unilever Group. They are not historical facts, nor are they guarantees of future perfor forward-looking statements involve risks and uncertainties, there are important factors t results to differ materially from those expressed or implied by these forward-looking statem

[1]Unilever Capital Corporation - LEI MYF1DAS6G5WY7PRWCU78

[2]Unilever PLC - LEI 549300MKFYEKVRWML317

[3]Unilever United States, Inc. - LEI 549300H6H8BAYLUOGZ71

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further

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